Exhibit 99.2

GREAT PANTHER MINING LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

May 16, 2019

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER MINING LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares, you may contact Great Panther Mining Limited’ proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

GREAT PANTHER MINING LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of Great Panther Mining Limited (“Great Panther” or the “Company”) will be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Monday, June 24, 2019, at 11:00 a.m. (Pacific Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2018 and the report of the auditor on those statements;
2.	to set the number of Directors at eight;
3.	to elect Directors of the Company to hold office until the close of the next annual general meeting;
4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting;
5.	to ratify and approve the amended and restated Shareholder Rights Plan Agreement for continuation for a further three-year period, as described in the accompanying Information Circular; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and-Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone: +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

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In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 10, 2019.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

DATED at Vancouver, British Columbia, May 16, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board

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TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1	Compensation Risk Management	45
Solicitation of Proxies	1	Performance Graph	46
Notice and Access Process	2	Summary Compensation Table	48
Appointment of Proxyholders	3	Incentive Plan Awards	49
Voting by Proxyholder	3	Pension Plan Benefits	51
Registered Shareholders	3	Retirement Plan Benefits	51
Revocation of Registered Proxies	4	Termination and Change in Control Provisions	51
Beneficial Shareholders (Non-Registered Shareholders)	4	Incremental Payments	53
Notice to Shareholders in the United States	5	Director Compensation	54
Revocation of Non-Registered Proxies	5	Stock Option Overhang, Dilution and Burn Rates	58
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	58
RECORD DATE AND VOTING SECURITIES	5	Equity Incentive Plans	59
Record Date	5	Equity Compensation Plan Information	64
Voting Securities	5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	64
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	6	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	64
A. NUMBER OF AND ELECTION OF DIRECTORS	6	ADDITIONAL INFORMATION	64
Majority Voting for Directors	6
Advance Notice Policy	7
Nominees for Election	7
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	13
B. APPOINTMENT OF AUDITOR	14
C. Approval of the AMENDED AND RESTATED Shareholder Rights Plan, as amended and extended	15
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	21
General	21
Board of Directors	22
Position Descriptions	25
Orientation and Continuing Education	25
Ethical Business Conduct	28
Nomination of Directors	29
Assessments and Performance Reviews	29
NYSE American Corporate Governance Requirements	29
AUDIT COMMITTEE	31
STATEMENT OF EXECUTIVE COMPENSATION	31
Named Executive Officers	31
COMPENSATION DISCUSSION AND ANALYSIS	32
Annual Compensation Review Process	35
Peer Group	35
Base Salary	36
Short-term Incentive Plan for 2018	37
Long-term Incentive Plan	42
Benefits and Perquisites	44
Compensation Governance	45

GREAT PANTHER MINING LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 7, 2019)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Mining Limited (the “Company” or “Great Panther”) for use at the annual general and special meeting (the “Meeting”) of its Shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Thursday, June 24, 2019, at 11:00 a.m. (Pacific Time), for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “we” and “our” refer to the Company. The “Board of Directors” or the “Board” refers to the Board of Directors of the Company. “Director” refers to a member of the Board of Directors of the Company. An “Independent Director” means a Director who is not currently, and who has not been or within three years of the date of the Information Circular, an executive officer or employee of the Company. “Non-Independent Director” means any Director who is currently, or was during the past three years, an executive officer or employee of the Company. “Non-Employee Director” means any Director who is not also an executive officer or employee of the Company or of a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board of Directors has approved the contents and distribution of this Information Circular.

All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to act as Great Panther’s proxy solicitation agent. While it is expected that the solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, but proxies may be solicited personally, by telephone or other means by Directors, officers and regular employees of the Company or by Laurel Hill. In connection with these services, Great Panther will pay fees of approximately $30,000 to Laurel Hill in addition to reimbursing certain out-of-pocket expenses. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which would allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company a paper copy of those materials. This Information Circular has been posted in full at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Company is required to file a notification at least twenty-five days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any Intermediary unless such Shareholder specifically requests same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than June 10, 2019.

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All Shareholders may call +1 888 355 1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE American Exchange (“NYSE American”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or

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(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases, ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

Revocation of Registered Proxies

A Shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

These securityholder materials are sent to both Registered and Non-Registered Owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a Non-Registered Owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company and asks Beneficial Shareholders to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote. Great Panther may utilize the Broadridge QuickVoteTM service to assist Great Panther shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Great Panther knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.
The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

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Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Non-Registered Proxies

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out on page 4.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a Director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The Board has fixed May 7, 2019, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. As of May 7, 2019, there were 278,604,190 Common Shares issued and outstanding. As of the same date there were no Class A preferred shares and no Class B preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors - Nominees for Election”.

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To the knowledge of the Directors and Executive Officers of the Company, there are currently no persons or companies who beneficially own or control, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 7, 2019.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. NUMBER AND ELECTION OF DIRECTORS

Pursuant to the terms of the Company’s Articles, the number of Directors may be fixed or changed by ordinary resolution, subject to a limited right of the Board to increase the number of Directors between Shareholder meetings. The number of Directors was last fixed by Shareholders at seven but was increased to eight subsequent to the last meeting of Shareholders by way of a Board resolution. The Board proposes that the number of Directors be fixed at eight. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution that the number of Directors be fixed at eight.

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of Directors at the next annual general meeting of Shareholders, or if no Director is then elected, until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in favour of the election of a nominee Director at a Shareholders’ meeting involving an uncontested Director election represent less than a majority of the shares voted and withheld, the nominee will submit his or her written resignation immediately after the meeting to the Board, to be effective upon acceptance by the Board. If such a Director refuses to tender his or her resignation subject to the Majority Voting Policy, such Director will not be nominated for election the following year. The Majority Voting Policy does not apply to any Shareholders’ meeting where the number of individuals nominated for election exceeds the number of Directors to be elected, including as a result of a proxy contest.

The Nominating and Corporate Governance Committee (the “NCGC”) shall consider the affected Director’s resignation and recommend to the Board whether or not to accept it. Any affected Director who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board, the NCGC, or any other sub-committee of the Board at which such Director’s resignation is considered.

In its deliberations, the NCGC will consider any stated reasons why Shareholders “withheld” votes from the election of such affected Director, the length of service and the qualifications of the affected Director, the affected Director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the NCGC considers relevant.

The Board will act on the NCGC’s recommendation within ninety days following the date of the applicable meeting and announce its decision by way of a news release (a copy of which will be provided to the Toronto Stock Exchange), after considering the factors considered by the NCGC and any other factors that the Board considers relevant. The Board will accept the resignation, except in situations where exceptional circumstances would warrant the affected Director continuing to serve on the Board. These exceptional circumstances are expected to meet a high threshold and do not include re-occurring events or an affected Director’s length of service, qualifications, attendance at meetings, experience or contributions to the Company. Exceptional circumstances may include non-compliance with corporate or securities law requirements as a result of the resignation, among other circumstances.

The resignation will become effective upon acceptance by the Board. However, if the Board declines to accept the resignation, it must fully state the reasons for doing so in its news release. If the Board determines not to accept the resignation of an affected Director based on an exceptional circumstance, then the Board is expected to take active steps to resolve the exceptional circumstance for the following year. If the resignation is accepted, the Board may, in accordance with the BCA and the Company’s articles, appoint a new Director to fill any vacancy created by the resignation or reduce the size of the Board.

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Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/advance-notice-policy.pdf.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

At the annual general meeting of Shareholders held in June 2018, the Shareholders of the Company approved the setting of the number of Directors at seven. Subsequent to the 2018 annual general meeting, the Board passed a resolution, as authorized by the Company’s bylaws, to increase the number of Directors to eight. Mr. Kevin Ross was appointed to the Board as the eighth Director on May 6, 2019. The Company has set forth eight nominees for election to the Board of Directors of the Company. Voting for the election of the eight nominee Directors will be conducted on an individual basis. All of the eight nominees for election at the Meeting are currently Directors of Great Panther. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the date of this Information Circular, (a) the names of nominees for election as Directors and their residency, (b) all major offices and positions with the Company each one now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options, restricted share units (“RSUs”) or deferred share units (“DSUs”) credited to each nominee, (f) other current public board memberships and committees, and (g) Board and committee meeting attendance in the year ended December 31, 2018.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company or has been extracted from insider reports filed by the respective nominees and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so with respect to one or more Directors is withheld and subject to NYSE American rules, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy (i) FOR the fixing of the number of Directors at eight, and (ii) FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve.

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R.W. (BOB) GARNETT, CPA, CA, ICD.D
British Columbia, Canada Independent Director Director Since: May 3, 2011		Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he graduated from the ICD-Rotman Directors Education Program with the designation of ICD.D. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia, which appointment expired in June 2018. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud-based digital asset management software to many of the world’s leading brands and chairs the Audit Committee. Mr. Garnett also served as President of a world-class ranked golf facility located near Merritt, British Columbia from 2012 to 2015.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	100,000 187,083 Nil 132,700	Board (Chair)	10 of 10	100%
		Audit Committee	4 of 4	100%
		Human Resources and Compensation Committee	4 of 4	100%
		Safety, Health & Environment Committee	5 of 5	100%
		Nominating and Corporate Governance Committee	2 of 2	100%
		Other Public Company Directorships (1)	Other Public Company Committee Appointments
		Media Valet Inc. (TSXV)	Audit Committee chair

8

ROBERT A. ARCHER, P. Geo.
British Columbia, Canada Non-Independent Director Director Since: April 27, 2004		Mr. Archer has been a Director of Great Panther since 2004 and was the Chief Executive Officer of Great Panther from April 2004 until August 2017. He also served as President from April 2004 to July 2012 and from May 2013 to August 2017. Mr. Archer has a B.Sc. (Hons.) in Geology from Laurentian University and is a registered Professional Geologist. He has more than 15 years of experience working with major mining companies including Newmont Exploration Canada Ltd., Rio Algom Exploration Inc., Placer Dome Canada Ltd., and Noranda Exploration Inc. In the past 23 years, he has held various positions at the senior management level of junior exploration and producing companies. He has been a director of Newrange Gold Corp. since March 2018, and since January 2019, has been the Chief Executive Officer. Newrange Gold Corp. is an exploration and development company focused on near to intermediate term gold production opportunities. Mr. Archer also served as Chair of the board of directors and Chair of the Audit Committee of Altair Resources Inc. (formerly Altair Gold Inc.) from 2006 to 2014. Altair Resources Inc. is a junior mineral exploration company. Mr. Archer was also the President and Chief Executive Officer and a director of Cangold Limited, a junior mineral exploration company which was acquired by Great Panther in May 2015. From March 2018 to December 2018, he served as a director of Prize Mining Corporation, a Calgary based junior mining issuer engaged in the acquisition, exploration and development of mining properties.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	1,188,234 2,164,000 29,150 27,700	Board	10 of 10	100%
		Safety, Health & Environment Committee	5 of 5	100%
		Other Public Company Directorships (1)	Other Public Company Committee Appointments
		Newrange Gold Corp. (TSXV)

JOHN JENNINGS, MBA, CFA
British Columbia, Canada Independent Director Director Since: June 28, 2012		Mr. Jennings is employed as Practice Lead, director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to May 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings’ started a career in precious metals mining operations before becoming a sell-side research analyst in Toronto. Following completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of a number of profit and purpose-driven organizations, including as Board Chair, and Audit and Finance Committee Chair. He holds the designation of Chartered Financial Analyst.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	60,000 169,166 Nil 66,400	Board	10 of 10	100%
		Audit Committee	4 of 4	100%
		Human Resources and Compensation Committee (Chair)	4 of 4	100%
		Nominating and Corporate Governance Committee	2 of 2	100%
		Special Committee - Beadell Acquisition (7)	5 of 5	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

9

W.J. (JAMES) MULLIN, P.Eng. (Retired)
British Columbia, Canada Independent Director Director Since: August 6, 2013		Mr. Mullin is a retired Professional Engineer in the Province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent thirty-three years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain Mining Corp.), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites. Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings. During the seven years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	26,639 307,000 Nil 66,400	Board	10 of 10	100%
		Human Resources and Compensation Committee	4 of 4	100%
		Nominating and Corporate Governance Committee (Chair)	2 of 2	100%
		Safety, Health and Environment Committee	5 of 5	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

ELISE REES, FCPA, FCA, ICD.D
British Columbia, Canada Independent Director Director Since: April 12, 2017		Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. She currently serves on the boards of Enmax Corporation and Westland Insurance, as well as the Greater Vancouver Board of Trade and was a director of Alcanna Inc from August 2018 to February 2019. Ms. Rees retired from Ernst & Young LLP in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a Partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant and Fellow Chartered Accountant in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	7,500 Nil Nil 71,600	Board	10 of 10	100%
		Audit Committee (Chair)	4 of 4	100%
		Nominating and Corporate Governance Committee (2)	N/A	N/A
		Special Committee - Beadell (7) Acquisition	5 of 5	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

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JAMES M. (JIM) BANNANTINE, PE, MBA
British Columbia, Canada President & Chief Executive Officer, and Non-Independent Director Director Since: August 16, 2017		Mr. Bannantine has more than twenty years’ experience in senior management level roles in both private and public companies spanning several industries. Before joining Great Panther, Mr. Bannantine served as President and Chief Executive Officer of Aura Minerals Inc., a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas, for six years. He was also the Co-Founder and Managing Partner of Atlantic Capital Group for five years. Prior to Atlantic Capital Group, Mr. Bannantine had served as President and Chief Operating Officer of Broadwing Corporation for four years and held several positions over ten years at Enron Corporation culminating as CEO of Enron South America. He holds a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Bachelor of Science, Mechanical Engineering concentration, from West Point. He is a licensed Professional Engineer, fluent in Spanish and Portuguese, and served twelve years in the US Army Corps of Engineers.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	374,400 366,000 339,417 Nil	Board	10 of 10	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

JEFFREY R. MASON, B Com., CPA, ICD.D
British Columbia, Canada Independent Director Director from: From May 7, 2014 to June 8, 2017, and since June 7, 2018		Mr. Mason is a Chartered Professional Accountant. Over the past 25 years he has served on over 20 public company boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He worked for 15 years for the Hunter Dickinson Group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as director and Audit Chair for eight years at NASDAQ listed Coastal Contacts Inc. (sold to Essilor International in 2014 for $450 million). He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation), and served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason also sits as an independent board member of Auryn Resources Inc. and Torq Resources Inc. The balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction companies. He is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	35,400 198,500 48,400 Nil	Board (3)	10 of 10	100%
		Audit Committee (4)	4 of 4	100%
		Safety, Health & Environment (Chair)	5 of 5	100%
		Nominating and Corporate Governance Committee (5)	N/A	N/A
		Special Committee - Beadell Acquisition (Chair) (7)	5 of 5	100%
		Other Public Company Directorships (1) (6)	Other Public Company Committee Appointments
		Auryn Resources Inc. (TSX)	Audit Committee member Nominating & Governance Committee member Compensation Committee member
		Torq Resources Inc. (TSXV)	Audit Committee chair Compensation Committee member Nominating and Governance Committee member

11

KEVIN J. ROSS, B.Sc. (Hon) Min Eng., MBA
British Columbia, Canada Independent Director Director Since: May 6, 2019		Mr. Ross is a Mining Engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, a Master of Business Administration from Cranfield School of Management and is a registered European Engineer. He holds the position of Chief Operating Officer of Orca Gold Inc., where he is leading the studies to develop a gold mine in Sudan. Previously, Mr. Ross served as the Chief Operating Officer of RB Energy Inc., Sirocco Mining Inc., Atacama Minerals Inc., Sirocco Gold Inc., and Red Back Mining Inc., where he led its operations and directed the development of the Akwaaba Deeps underground mine, and the Chirano and Tasiast plant expansions.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock options: RSUs: DSUs:	Nil Nil Nil Nil	Board (8)	N/A	N/A
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None
Notes:
(1)	TSXV means the TSX Venture Exchange.
(2)	Ms. Rees was appointed as a member of the Nominating and Corporate Governance Committee effective June 7, 2018.
(3)	Mr. Mason was appointed as Director effective June 7, 2018. He attended previous Board meetings in 2018 as an advisor.

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(4)	Mr. Mason was appointed a member of the Audit Committee effective June 7, 2018. He attended previous Audit Committee meetings in 2018 by invitation as an advisor.
(5)	Mr. Mason was appointed as a member of the Nominating and Corporate Governance Committee effective June 7, 2018.
(6)	TSX means the Toronto Stock Exchange.
(7)	Beadell Resources Limited (“Beadell”).
(8)	Mr. Ross was appointed as Director effective May 6, 2019.

Summary of Directors’ Qualifications and Expertise

The NCGC has determined that the eight Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	R.W. (Bob) Garnett	James m. (Jim) Bannantine	Robert A. Archer	John Jennings	W.J. (James) Mullin	Elise Rees	Jeffrey R. Mason	kevin ross
Strategic Leadership	✓	✓	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓		✓	✓
Board Experience / Governance	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓	✓
Health, Safety & Environmental	✓	✓	✓		✓		✓	✓
Operations	✓	✓	✓	✓	✓		✓	✓
Mergers & Acquisitions / Investment	✓	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last ten years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

13

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Mason was a director commencing in March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director commencing in September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but not, nor ever a director of Shoeme Technologies Limited, a Canadian Federal private company (together the “Shoes Private Companies”). In September 2016, following the resignation of the prior CFO, Mr. Mason assumed the role of interim CFO of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The Boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim CFO and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of TSX-listed Company Red Eagle Mining Corporation (“Red Eagle”) commencing on January 1, 2010 continuing to his resignation on June 22, 2018. On November 9, 2018, Red Eagle’s secured lenders gave default notice and a demand letter under a secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle’s assets. Red Eagle had negotiated a restructuring, announced August 24, 2018, under which the secured lenders would write off a significant part of their debt to enable Red Eagle to recommence operations, but the restructuring was contingent upon a $38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale SAC defaulted on that commitment and as a result, the restructuring could not proceed.

Mr. Ross is a Director of the Company. Mr. Ross was previously the Chief Operating Officer of RB Energy Inc. (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies’ Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The Toronto Stock Exchange (the “TSX”) de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

B. APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders, at a remuneration to be fixed by the Directors.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders and the authorization of the Directors to fix the remuneration of the auditor.

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The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2018 ($)	Year ended December 31, 2017 ($)
Audit Fees (1)	371,000	380,700
Audit-Related Fees	Nil	Nil
Tax Fees (2)	25,000	20,500
All Other Fees (3)	32,000	Nil
Notes:
(1)	“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements, internal control over financial reporting and the reviews of the Company’s condensed interim consolidated financial statements.
(2)	“Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.
(3)	“All Other Fees” include fees for reviews of the Company’s filings made in relation to the acquisition of Beadell Resources Ltd., as well as involvement with payroll audits of the Company’s Mexican subsidiaries.

C. APPROVAL OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The Company adopted a shareholder rights plan (the “Shareholder Rights Plan”) dated effective as of June 29, 2012 (the “Original Shareholder Rights Plan”), pursuant to the shareholder rights plan agreement between the Company and Computershare, as the rights agent, dated as of April 17, 2012. The Original Shareholder Rights Plan was effective on June 29, 2012 (the “Effective Date”). The Original Shareholder Rights Plan was subsequently amended and restated to reflect changes made by the Canadian Securities Administrators (“CSA”) to take-over bid rules of practice. Such amended and restated shareholder rights plan agreement was approved for continuation by the Shareholders on June 9, 2016 (the “Existing Rights Plan”). At the Meeting, the Company will seek Shareholder approval to the amendment of the Existing Rights Plan to give effect to the continuation of the Shareholder Rights Plan for an additional three-year term, including the minor, non-substantive housekeeping changes (the “Amended and Restated Shareholder Rights Plan”). Details of the Amended and Restated Shareholder Rights Plan are set out below. The Existing Rights Plan is set to expire at the conclusion of the Meeting, unless the Shareholders approve the Amended and Restated Shareholder Rights Plan for continuation by passing the Shareholder Plan Resolution (defined below) at the Meeting.

On May 16, 2019, the Board approved the Amended and Restated Shareholder Rights Plan to provide for continuation of the Existing Rights Plan for a further three years to the close of the annual general meeting of the Shareholders of the Company to be held in 2022, on the terms of the Amended and Restated Shareholder Rights Plan. No other substantive amendments to the Existing Rights Plan are proposed.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Amended and Restated Shareholder Rights Plan, in order to provide for the continuation of the Shareholder Rights Plan for a further three-year term. Approval of the Amended and Restated Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction. The specific terms of the Amended and Restated Shareholder Rights Plan are reflected in an agreement between the Company and the Rights Agent executed as of May 16, 2019. The principal terms of the Amended and Restated Shareholder Rights Plan are summarized below. The full text of the Amended and Restated Shareholder Rights Plan is filed together with the Meeting proxy materials under the Company’s SEDAR profile at www.sedar.com, and is available for viewing at https://www.greatpanther.com/investors/reports-filings/agm/. In addition, a copy of the Amended and Restated Shareholder Rights Plan will be available for inspection at the Meeting.

15

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Amended and Restated Shareholder Rights Plan.

Purpose of the Plan

The objectives of the Amended and Restated Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open, in certain circumstances, for a minimum of 105 days, a period of time which should be sufficient for the Directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders. The Amended and Restated Shareholder Rights Plan states the minimum time for a takeover bid to remain open is 105 days.

The Amended and Restated Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Amended and Restated Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Amended and Restated Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Amended and Restated Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Amended and Restated Shareholder Rights Plan. Accordingly, the Amended and Restated Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Amended and Restated Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Amended and Restated Shareholder Rights Plan is not being proposed to prevent a takeover of the Company, to secure the continuance of management or the Directors of the Company in their respective offices or to deter fair offers for the Common Shares.

Term

Provided the Amended and Restated Shareholder Rights Plan is ratified and approved at the Meeting, the Amended and Restated Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of the annual meeting of Shareholders to be held in 2022.

Issuance of Rights

On the Effective Date of the Original Shareholder Rights Plan, being June 29, 2012, the Company issued one right (a “Right”) pursuant to the Original Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”). “Voting Shares” include the Common Shares and any other shares of the Company entitled to vote generally in the election of all Directors. One Right is also issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

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As of the Effective Date, the only Voting Shares outstanding were the Common Shares. The issuance of the Rights is not dilutive and does not affect reported earnings or operating cash flow per Common Share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights does not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, as discussed below under Separation of Rights, the Rights are evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date do not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights trade together with the Common Shares and are not exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates (as defined below) and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the Separation Time which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

•	a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Amended and Restated Shareholder Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Amended and Restated Shareholder Rights Plan; (iv) other specified exempt acquisitions and pro rata acquisitions in which Shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;
•	the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and
•	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

17

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•	the takeover bid must be made by means of a takeover bid circular;
•	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;
•	no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;
•	the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;
•	the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and
•	the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Amended and Restated Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 105 days (which is the minimum period required under current Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

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•	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;
•	the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and
•	no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Amended and Restated Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Amended and Restated Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Amended and Restated Shareholder Rights Plan to such Flip- in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

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Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip- in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The ratification and approval of the Amended and Restated Shareholder Rights Plan for continuation will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Amended and Restated Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Amended and Restated Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Amended and Restated Shareholder Rights Plan.

Vote Required and Recommendation of the Board

Shareholder Approval

The text of the resolution to ratify, confirm and approve the Amended and Restated Shareholder Rights Plan, as amended and extended, for continuation (the “Shareholder Rights Plan Resolution”), which will be submitted to Shareholders at the Meeting, is set forth below. In addition to ratifying and approving the Amended and Restated Shareholder Rights Plan for continuation, the Shareholder Rights Plan Resolution also approves any amendments to the Amended and Restated Shareholder Rights Plan necessary to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Amended and Restated Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Amended and Restated Shareholder Rights Plan is consistent with the form of shareholder rights plans now prevalent for public companies in Canada and so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board believes that continuation of the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and its Shareholders and, accordingly, recommends that Shareholders vote FOR the Shareholder Rights Plan Resolution. To be approved, the Shareholder Rights Plan Resolution must be passed by the affirmative votes cast by Independent Shareholders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting that vote on the Shareholder Rights Plan Resolution. In effect, all Shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a takeover bid for the Company. The Company is not aware of any Shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Amended and Restated Shareholder Rights Plan. The TSX requires that the Shareholder Rights Plan Resolution be passed by the affirmative votes cast by holders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against the Shareholder Rights Plan Resolution, the appointees named in the accompanying Proxy will vote the Common Shares represented by such proxy FOR the Shareholder Rights Plan Resolution, the text of which is set out as follows.

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At the Meeting, Shareholders will be asked to consider, and if thought appropriate, vote to approve the Shareholder Rights Plan Resolution, as an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1. The shareholder rights plan of the Company, originally effective as of June 29, 2012, as amended and restated June 9, 2016, and as amended and extended May 16, 2019, between the Company and Computershare Investor Services Inc. (the “Amended and Restated Shareholder Rights Plan”) as described in the Information Circular of the Company dated May 16, 2019, be and is hereby ratified, confirmed and approved for continuation for a further three years; and

2.	The making on, or prior to, the date hereof of any other amendments to the Amended and Restated Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Amended and Restated Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada, be and is hereby approved.”

Recommendation of the Board

The Board has determined that continuation of the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote FOR the Shareholder Rights Plan Resolution to ratify, confirm and approve continuation of the Amended and Restated Shareholder Rights Plan. To be effective, the Shareholder Rights Plan Resolution must be approved by a majority of votes cast in person or by proxy at the Meeting. Unless instructed in the Proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the Shareholder Rights Plan Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by, and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/:

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(a)	Code of Business Conduct and Ethics; and
(b)	Whistle Blower Policy.

The following disclosure has been prepared under the direction of the NCGC and has been approved by the Board.

Board of Directors

Independence of the Board

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they currently do not have, or within the three years prior to this Information Circular did not have, a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The independence of the Directors is outlined on the “Nominees for Election” section of this Information Circular. A majority of the Directors are independent, including the Chair of the Board. Currently, two Directors, James M. (Jim) Bannantine, President and CEO of the Company, and Robert A. Archer, President and CEO of the Company until August 2017, are the Non-Independent Directors.

Diversity and Gender Equality

Even though the Board has not yet adopted a written policy relating to the identification and nomination of female Directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent. Directors are recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed.

The Board monitors the Company’s adherence to these principles.

Though the Company does not currently have any female executive officers, it benefits from the service of women, including at the senior management level. The Company has not adopted any targets for the number of women in executive officer positions but intends to have at least one female candidate for any new executive officer position. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Committee Composition

The current committees of the Board are: (a) the Audit Committee, (b) the Human Resources and Compensation Committee (“HRCC”), (c) the Nominating and Corporate Governance Committee and (d) the Safety, Health and Environment Committee (“SHEC”). The Audit Committee, the HRCC and the NCGC consist solely of Independent Directors. Following the acquisition of Beadell Resources Limited (“Beadell”) in March 2019, the Board constituted the Integration Special Committee (the “ISC”) to oversee the effective integration and strategic alignment of the Beadell acquisition. A Technical Committee (the “TC”) was also constituted to provide more of a technical focus on the newly acquired Tucano mine in Brazil.

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Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the Chief Executive Officer or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The attendance of Directors at meetings of the Board and each committee during the year ended December 31, 2018 is detailed on the “Nominees for Election” section of this Information Circular.

The Independent Directors hold regularly scheduled meetings which Non-Independent Directors and members of management may attend only by invitation, and such invitations may only be extended only for specific agenda items. The Board regularly holds in-camera meetings attended by the Independent Directors, in conjunction with Board meetings and Audit Committee meetings. Mr. Archer, a Non-Independent Director and former CEO of the Company, is regularly invited to attend the in-camera meetings to provide contextual information and consultation to the Independent Directors. On certain occasions, the President and CEO, is asked to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera. During the fiscal year ended December 31, 2018, the Independent Directors held seven in-camera meetings in conjunction with each Board meeting held in the year. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other Independent Directors, as guests, and the Company’s auditors.

The Board also held a dedicated strategic planning session in May 2018 which included the attendance of senior management.

The Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The HRCC meets as often as deemed necessary but will meet at least three times per year. Other committees hold regular meetings throughout the year as required but will meet at least once annually.

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each committee of the Board. Copies of the Board Mandate and the charters of each committee, except for the ISC and TC as they were provisionally established to oversee the integration of the Beadell acquisition can be found on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his or her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

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•	Strategic planning, including:
•	participation with management in the development of, and annual approval of, a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
•	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
•	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
•	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
•	approval of material acquisitions and divestitures.
•	Financial and corporate matters, including:
•	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
•	approval of financings and the incurrence of material debt outside the ordinary course of business; and
•	approval of commencement or settlement of material litigation.
•	Business and risk management, including:
•	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
•	approval of any plans to hedge sales; and
•	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.
•	Policies and procedures, including:
•	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;
•	approving and acting as guardian of the Company’s corporate values; and
•	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and enhance the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-audit-committee.pdf. During 2018, the Audit Committee met four times.

The Audit Committee has full and unrestricted direct access to the external auditor and is responsible for approving the nomination, and establishing the independence, of the external auditor.

Human Resources and Compensation Committee Charter

The role of the HRCC includes evaluating the performance of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. The HRCC also assists the Board in its oversight role by approving all compensation, succession and development for Executive Officers and Directors, recommending compensation plans, including equity-based compensation plans to the Board, and performing an annual review of the Company’s benefits programs. The full text of the HRCC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-human-resources-compensation-committee.pdf. During 2018, the HRCC met four times.

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Nominating and Corporate Governance Committee Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of Directors. The full text of the NCGC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-nominating-and-corporate-governance-committee.pdf. During 2018, the NCGC met two times.

Safety, Health and Environment Committee Charter

The role of the SHEC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health and Environmental policies and regulatory compliance obligations. It is the responsibility of this committee to review and make recommendations with respect to the safety and health plan, including corporate occupational health and safety policies and procedures, and safety and health compliance issues. The SHEC must satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the safety and health field and evaluates the impact on the Company. The full text of the SHEC Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-the-safety-health-environment-committee.pdf.. During 2018, the SHEC met five times.

Integration Special Committee Charter

The role of the ISC is to oversee the integration of the Beadell acquisition and to ensure that the strategic investment rationale and synergies are achieved. It will also evaluate known integration risks and advise on potential mitigation strategies. Since the constitution of the ISC following the completion of the Beadell acquisition on March 5, 2019, the ISC has been meeting weekly to conduct its oversight role.

Technical Committee

The role of the TC is to provide a technical focus on the newly acquired operations of Beadell (the Tucano mine in Brazil). The TC recently completed a Tucano site visit as part of the integration process.

Position Descriptions

Written position descriptions have been developed for the President and Chief Executive Officer, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and Chief Executive Officer, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

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The following table provides details regarding each Directors continuing education during the year ended December 31, 2018:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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Director	Course / Event
R.W. (Bob) Garnett, CPA, CA, ICD.D

CPABC course: Cybercrime

GGA courses:

Boardroom in the digital age

Motivating a high-performance executive

Fiore Group course: Respectful workplace

ICD sessions:

Board oversight in #Me too era course

Director training

Crisis management

Digital transformation webcast

Designing an effective board

Building a strategy, Linda Hassenfratz

KPMG course: Cyber security

MNP course: BC and Federal budget briefing

John Jennings, MBA, CFA

Fiore Group course: Respectful workplace

ICD sessions:

CEO Oversight - the toughest job of all

Governance in the digital age

How to get on a corporate board (Panelist)

Designing an effective board

Not-for-profit governance (Organizer)

ICD course: Board oversight of strategy

ICD Annual conference

WATSON courses:

Chairing with intention (Leader)

How to get on a corporate board (Leader)

W.J. (James) Mullin	Fiore Group course: Respectful workplace
Elise Rees, FCPA, FCA, ICD.D

BC Business summit

ICD courses:

Board role in digital transformation

Cross sector lens to cyber security

Directors challenge to cyber breach and annual conference

How to get on boards (Panelist)

CPABC course: Due diligence for acquisitions

EY course: Tax complexities in mining industry

Fiore Group course: Respectful workplace

Kellough School course: Negotiation skills

KPMG courses:

Audit committee for mining, capital projects

Financial reporting update

McKinsey course: Blockchain explained, what it is and is not

James M. (Jim) Bannantine, PE, MBA	Denver Gold Forum 2018 PDAC 2018
Jeffrey R. Mason, B Com, CPA, ICD.D

CPA Professional Development Courses:

CPA Program overview

Emerging ethical challenges for CPA's

Introduction to anti-money laundering

Investing fundamentals asset allocation and tax strategy

Legal responsibilities of officers and directors

Public company audit update CPAB

Update on auditing and assurance standards

Fiore Group course: Respectful workplace

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Acronyms used in this table:

CPA Canada - Chartered Professional Accountants Canada

CPABC - Chartered Professional Accountants of British Columbia

CPAB - Canadian Public Accountability Board

EY - Ernst & Young

GGA - Global Governance Advisors

ICD - Institute of Corporate Directors

MNP - Meyers Norris Penny LLP

WATSON - WATSON Advisors Inc.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/code-of-business-conduct-ethics.pdf and under the Company’s profile on SEDAR at www.sedar.com. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. On December 7, 2018, the Company reviewed and updated the Code for best practices.

The NCGC oversees compliance with the Code and Mr. Garnett, the independent Chair of the Board, is the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or Executive Officer should have in respect of the transaction or agreement. All Directors and Executive Officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his or her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. The Code provides that each Director, officer and employee is personally responsible for, and has a duty to report violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice.

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The Company has also adopted a whistleblower policy and reporting system (the “Whistleblower Policy”) which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/whistle-blower-policy.pdf. The Whistleblower Policy was last updated and approved on December 7, 2017 and complements the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or Human Resources, but if, for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide an immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the eight continuing Directors for election this year.

The NCGC is composed of Mr. Mason and Ms. Rees, who were appointed as members on June 7, 2018, and Mr. Mullin (Chair), all of whom are Independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors. The Board has also undertaken formal Director peer reviews utilizing a third-party professional. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE American Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American (formerly known as NYSE MKT), and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

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Section 110 of the NYSE American LLC Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE American LLC Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

Section 713 of the NYSE American LLC Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20% or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In addition to having a separate Audit Committee, the Company’s Board has established a separately designated HRCC that materially meets the requirements for a compensation committee under section 805 of the NYSE American LLC Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

a)	Board Meetings

Section 802(c) of the NYSE American LLC Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

b)	Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices - Mandates and Charters - Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are included in the Annual Information Form (the “AIF”) which was filed under the Company’s profile on SEDAR at www.sedar.com on March 20, 2019, under the heading “Audit Committee Information”. A copy of the AIF is available upon request from the Company’s Investor Relations Department at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	“COO” of the Company means each individual who served as Chief Operating Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(d)	“Executive Officer(s)” means the legally appointed executive officers of the Company which consist of the CEO, the CFO, and the COO; and,
(e)	“Named Executive Officers” or “NEOs” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated Executive Officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an Executive Officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the financial year ended December 31, 2018, the following individuals were NEOs of the Company:

Name	Title	Notes
James M. (Jim) Bannantine	President and CEO (“CEO”)
Jim A. Zadra	Chief Financial Officer and Corporate Secretary (“CFO”)
Brian Peer (1)	Vice President (“VP”), Operations
Ali Soltani	Chief Operating Officer (“COO”)	until May 31, 2018(2)
Mariana Fregonese (3)	VP, Social Responsibility
Samuel Mah (4)	VP, Corporate Development / VP, Technical Services	VP, Technical Services from August 29, 2018

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Note:

(1)	Mr. Peer is not an Executive Officer of the Company but qualifies as a NEO under (e)(iii) above.
(2)	Mr. Soltani continued to serve as a technical service consultant for several months following his resignation as COO on May 31, 2018.
(3)	Ms. Fregonese is not an Executive Officer of the Company but qualifies as a NEO under (e)(iii) above.
(4)	Mr. Mah is not an Executive Officer of the Company but qualifies as a NEO under (e)(iii) above. Mr. Mah’s employment with the Company ended on February 4, 2019.

COMPENSATION DISCUSSION AND ANALYSIS

Below are some of the key aspects of the Company’s executive compensation plan that are in place to ensure good governance:

Pay for performance - 63% of CEO Total Direct Compensation (as defined in the graphic below) is variable and at-risk through the annual incentive and share option grants. The average percentage for the other NEOs is 48%.

Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders.

Annual review of peer group - The HRCC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped for the CEO, CFO, COO and VP, Operations at 200% of Target, and at 150% of target for all other NEOs.

Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk - The HRCC monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther. Under the terms of each NEO’s employment agreement, each NEO has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. The following provides information on compensation and benefits for each NEO. Termination benefits for each NEO are summarized under the heading “Termination and Change in Control Provisions”.

Independent advice - The HRCC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

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No share option repricing - Share options are not allowed to be repriced under the 2016 Option Plan or the Omnibus Plan, each as defined below.

No excessive severance obligations - NEO severance obligations are capped at no higher than twenty-four months.

No hedging of share-based compensation - The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in market value in share options or any other share-based compensation.

The Company’s Executive Officers (the CEO and CFO) participate in executive compensation decisions by making recommendations to the HRCC regarding (a) Executive Officer base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the Executive Officers; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The HRCC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the HRCC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation plan:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to Shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price volatility can have a significant impact on financial and some operating metrics. Incentive compensation plans should not be designed to derive benefit from unexpected fluctuations in metal prices and instead focus on operating and financial performance measures that are more independent of the effect of unexpected movements in metal prices; and
•	Compensation plans should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation plan is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term. Executive Officer and non-executive NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Plan (the “STIP”) and awards under the Company’s Long-term Incentive Plan (the “LTIP”) which provides for share options, RSUs and Performance Share Units (“PSUs”). However, Executive Officers have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and LTIP). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while LTIP awards are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

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Each element of executive compensation is carefully considered by the HRCC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation in the form of the STIP and LTIP awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, 63% and 48%, respectively, is at risk and tied to annual and long-term performance.

Note: the NEO target compensation mix graph does not include the CEO target compensation mix.

During 2018, the HRCC retained GGA to provide independent compensation and governance advice to the HRCC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA is retained to review the compensation and governance for the Company’s executives and Directors, which may include, in any particular year, the evaluation of:

•	the Company’s overall executive and Director compensation philosophy, objectives and approach;
•	the competitiveness of executive and Director compensation levels - including benefits and perquisites;

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•	the appropriateness of the Company’s short and long-term incentive plans;
•	executive and Director succession planning;
•	required public disclosure as it relates to executive and Director compensation; and
•	any other compensation and governance requests made by the HRCC.

During 2018, GGA was specifically asked by the HRCC to:

•	Review the Company’s 2018 management information circular, detailing compensation for the year ended December 31, 2017;
•	Provide advice as it relates to compensation and director overboarding considerations surrounding director recruitment;
•	Provide input on the design of Performance Share Unit awards to be granted to executives;

The HRCC chose to not conduct a review of executive and Director compensation levels during 2018 and is currently undertaking a formal review as part of its 2019 work plan.

The table below outlines the fees paid for GGA's services in 2018 and 2017.

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
2018	6,500	Nil
2017	28,308	Nil

The HRCC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2018:

Annual Compensation Review Process

The HRCC follows an annual compensation review process, working in collaboration with its independent compensation advisor, GGA. Generally, the compensation advisor is engaged in a more detailed scope review in alternate years. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;
2.	Review and validate the peer group;
3.	Detailed Executive Compensation Review;
4.	Detailed review of performance metrics and determination of incentive awards; and
5.	Establish performance metrics for following fiscal year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar (0.5x to 2x) size to Great Panther, mostly from a total assets perspective, but also taking into account other factors such as market capitalization and revenue;
•	Companies that are operational in nature (not just an exploration company);

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•	Companies that have multiple mine sites that they are either operating or exploring;
•	Companies that operate in a similar geography (i.e. Mexico/South America);
•	Companies that have underground mine sites; and
•	Companies that produce similar metals to Great Panther (i.e. predominantly silver and/or gold).

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

The custom peer group based on the criteria listed above was:

2018 Peer Group for Great Panther Mining Limited
Americas Silver Corporation	Fortuna Silver Mines Inc.	Santacruz Silver Mining Ltd.
Argonaut Gold Inc.	Gran Colombia Gold Corp.	Sierra Metals Inc.
Avino Silver & Gold Mines Ltd.	Mandalay Resources Corp.	Silvercorp Metals Inc.
Endeavour Silver Corp.	Orosur Mining Inc.	Trevali Mining Corporation
Excellon Resources Inc.	Primero Mining Corp.

Great Panther is currently in the process of reviewing the custom peer group for 2019 in consideration of its acquisition of Beadell on March 5, 2019.

In addition to the custom peer group, for additional context, the Company evaluates global mining industry data from GGA’s Global Mining compensation database.

Base Salary

Base salary is intended to remunerate the executive for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive is determined by the Board based on an assessment by the HRCC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the HRCC also considers the particular skills and experience of the individual. A final determination on base salary, is made by the Board, in its sole discretion, based on the recommendations of the HRCC and its knowledge of the industry and geographic markets in which the Company operates. While the CEO may make a recommendation regarding annual base salaries, the HRCC and the Board make the final determination. The base salary of the VP, Operations increased by 11% effective July 15, 2018. The base salary of the VP, Social Responsibility increased by 9% effective January 1, 2018. There were no increases in the base salaries of the CEO, CFO and COO during 2018.

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Named Executive Officer (“NEO”) (Title)	Base Salary Paid During the Year ($)
James M. (Jim) Bannantine (CEO)	475,000
Jim A. Zadra (CFO)	300,000
Ali Soltani (COO until May 31, 2018) (1)	167,490
Brian Peer (VP, Operations) (2)	313,098
Mariana Fregonese (VP, Social Responsibility) (3)	170,000
Samuel Mah (VP, Technical Services from August 29, 2018) (4)	215,000

Notes:

(1)	Mr. Soltani’s base salary was contracted and paid in US dollars at a rate of US$310,000 per annum. The amount in the table above is presented in Canadian dollars for the period from January 1, 2018 until his resignation as COO effective May 31, 2018, using an average exchange rate of US$1.00 = $1.2967.
(2)	Mr. Peer’s base salary is contracted and paid in US dollars at a rate of US$230,000 per annum until July 15, 2018 at which time it was increased to US$255,000 per annum. The amount in the table above is presented in Canadian dollars using an average exchange rate of US$1.00 = $1.2967. Mr. Peer is not an Executive Officer but qualifies as a NEO as defined above.
(3)	Ms. Fregonese is not an Executive Officer but qualifies as a NEO as defined above.
(4)	Mr. Mah is not an Executive Officer but qualifies as a NEO as defined above.

Short-term Incentive Plan for 2018

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board evaluates executive incentive compensation based on the Company meeting those strategic objectives and milestones and the availability of sufficient cash resources being to make STIP payments. STIP payments, if awarded, recognize contributions to achieving the Company’s objectives. STIP payments are reviewed and approved by the HRCC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives.

The STIP determines annual incentive compensation with specific objectives recommended by the HRCC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories, each with a different target award opportunity and percentage allocation of corporate versus individual goals. Incentive compensation for the employees is directly tied to the achievement of corporate objectives as well as the achievement of individual goals. The purpose of the STIP is to align individual contributions with corporate objectives, incentivize the achievement of key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational success of the Company. During 2018, the HRCC recommended and the Board approved the STIP corporate objectives and a second set of objectives for the Senior Executive Team (“SET”), composed of the CEO, the CFO, the COO, and the VP, Operations. In the first quarter of 2019, the HRCC also reviewed and evaluated the achievement of these objectives and recommended the approval of the evaluations to the Board.

The STIP payments to the NEOs who are Executive Officers and/or part of the SET are based on a formula considering corporate objectives, SET objectives and individual objectives, weighted 60%, 20% and 20%, respectively. The STIP payment to the NEO who is not an Executive Officer is based on a formula considering corporate objectives and individual objectives, weighted 50% each. The individual objectives are both quantitative and qualitative in nature and support the achievement of overall corporate objectives. The corporate objectives include an overarching safety objective to underscore the importance of maintaining an organization that values safe operations.

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The following table provides the mix of Corporate, SET and individual objectives used in the STIP payment determination, and the target award and ranges.

	CEO (%)	COO & CFO (%)	VP Operations (%)	VP, Social Responsibility (%)	VP, Technical Services (%)
Target STIP (% of Base Salary)	75	35	30	25	25
STIP Award Range (% of Salary)	0-150	0-70	0-60	0-37.5	0-37.5
Weighting of Corporate Objectives	60	60	60	50	50
Weighting of SET Objectives	20	20	20	N/A	N/A
Weighting of Individual Objectives	20	20	20	50	50

The achievement of corporate objectives may range from 0% to 200% for the SET depending on the specific goals and actual performance relative to the target, while the HRCC may also include bonus achievement rewards relative to unforeseen matters or specific accomplishments. The result of each corporate objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the corporate objectives with the STIP (not to exceed the 200% range in the case of a member of the SET, and 150% for others).

The final STIP payment for each NEO (who is also part of the SET) is computed as follows:

(1)	Adjusted by a safety record multiplier of 0.5 - 1.5, while maintaining cap of 200%.
(2)	60%/20%/20% weighting applies to Executive Officers.
(3)	SET objectives apply only to Executive Officers.
(4)	A NEO, who is not an Executive Officer, is weighted 50%/50% based on corporate objectives and individual objectives.
(5)	Range of score for individual objectives for the NEO who is not part of the SET is 0-100%.

The following table describes the corporate objectives for the purposes of the 2018 STIP, as well as the final evaluation of the achievement of each corporate objective:

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Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Production	Objective: Achieve budgeted production of 4.17 million Ag eq oz for Target payout. Maximum payout will require production of 4.3 million Ag eq oz or more. Minimum payout will result if production is less than 3.7 million. Evaluation: Achieved 2018 production ounces of 4.17 million Ag eq oz, however, much of this was attributed to a change in the Au:Ag ratio from 70 to 80 made during the year. As adjusted production was approximately the midpoint of minimum and target payout, midpoint achievement was granted.	0	20	40	10
Resources and Life of Mine	Objective: Replace resources at the Guanajuato Mine Complex in relation to annual mining of approximately 300,000 tonnes and considering that approximately 20% mined tonnes come from outside of the M&I and Inferred resources. Target of 180,000 tonnes of new resource and minimum of 150,000 tonnes. Maximum credit for achieving 240,000 tonnes. Consideration also given to maintaining and increasing inferred resources. Evaluation: Minimum not met.	0	15	30	0
Cash cost and AISC (1)	Objective: Achieve budget cash cost of US$6.74/oz of payable silver, and AISC of US$14.17/oz for Target payout. Maximum payout will be made if cash cost of $6.00 or less and AISC of $13.50 or less are achieved (adjusting for foreign exchange and metal price variances from budget, and any ex-budget authorizations for expenditure unless these are items that should have been budgeted for). Evaluation: Minimum not met.	0	20	40	0
Investor Relations (“IR”) and Corporate Social Responsibility (“CSR”)

IR Objective: Measurably improve IR awareness and standing with investor community. Improve key IR metrics such as trading liquidity, analyst coverage, media mentions, webcast and earnings call participation and replays, distribution lists and database counts, etc. Improve and innovate programs and practices to achieve measured improvement in results.

IR Evaluation: Management achieved significant improvements to key IR metrics through the improvement of shareholder and prospective investor engagement through improvement of distribution list, conference call engagement and enhanced use of social media, at a lower IR cost.

CSR Objectives:

a.       Meaningfully and measurably improve Great Panther’s standing in terms of sustainability and social responsibility by continuing internal reporting according to Global Reporting Initiative Standards.

b.       Significantly advance the development of Great Panther’s sustainability scorecard in 2018 and aligning all CSR initiatives with the UN Sustainable Development Goals.

c.       Develop and implement the stakeholder engagement strategy at Coricancha in support of the Bulk Sample Program (“BSP”) and potential restart.

CSR Evaluation: Greater than target achievement.

		0	20	40	35

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Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Coricancha and other Growth Initiatives

Objectives with respect to Coricancha:

a.       Control of costs - Care and maintenance costs and projects costs at or below budget.

b.       Complete comprehensive analysis of project to support a go/no-go decision.

c.       Reach a positive decision to restart including successful resolution of modification of closure plan for legacy tailings and waste facilities.

d.       Control costs and schedule based on government rulings whether decision to restart or shutdown.

e.       Consideration to be given for other successful growth initiatives that will contribute to the Company’s growth in the near term.

Evaluation: The Coricancha Preliminary Economic Assessment was completed on a timely basis and BSP was executed to plan. The Peruvian Ministry of Energy and Mines continues working on the review of the proposed modification of the closure plan for legacy facilities. BSP and care and maintenance costs have been well controlled (actual costs were below plan).

In addition to Coricancha, during 2018, management identified various acquisition targets, and negotiated the acquisition of Beadell. This acquisition was approved by Shareholders and completed on March 5, 2019.

Maximum achievement has been granted as a result of the successful outcome of the acquisition.

		0	25	50	50

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Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Subtotal for Corporate Objectives		0	100	200	95
Adjustment for Safety Factor (range of 0.5 to 1.5) (2)					1.25 (3)
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)					118.75

Notes:

(1)	Cash cost and all-in sustaining cost (“AISC”) are also non-GAAP measures. These are defined in the Company’s most recently filed Management’s Discussion and Analysis, which also provides a reconciliation of these measures to the Company’s financial results in accordance with IFRS.
(2)	The Safety Factor of 1.25 was the result of the above expectation achievement of certain key safety criteria, including a reduction in the number of incidents and the fact that there were no severe incidents in 2018.
(3)	Not a percentage number.

The HRCC also assesses the individual performance of each member of the SET and reviews STIP and LTIP awards of all NEOs. The STIP award levels for 2018 also included group and individual key objectives related to each SET member. Individual and group SET objectives for 2018 included, but were not limited to:

•	Development and execution of a strategic plan;
•	Corporate development and advancement of growth objectives;
•	Driving further adoption of the Company’s Mission, Vision and Values;
•	Leadership development and succession planning;
•	Leadership, tone from the top, effective management and execution of incentive programs;
•	Individual objectives for upholding safety standards and setting appropriate culture and accountability for safety;
•	Achievement of operational targets;
•	Investor relations and shareholder engagement; and,
•	Quality and timeliness of information materials for the Board;

Executive	Individual/Group SET Objectives	Evaluation
James M. (Jim) Bannantine (CEO)		Above Target
Jim A. Zadra (CFO)		Above Target
Ali Soltani (COO until May 31, 2018) (1)	N/A	N/A
Brian Peer (VP, Operations)		Above Target

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Mariana Fregonese (VP, Social Responsibility)		At Target
Samuel Mah (VP, Technical Services from August 29, 2018) (2)	N/A	N/A
(1)	Mr. Soltani resigned as COO effective May 31, 2018, however he continued to provide services as a technical service consultant for several months following his resignation. He was not eligible for the STIP award as he was not employed in the position of COO at the time of the STIP payment, a condition of a STIP award.
(2)	The VP, Technical Services employment ended effective February 4, 2019, prior to the 2018 STIP payment in March 2019.

The NEOs achieved the following overall (reflecting both the level of achievement on corporate objectives, SET Objectives and Individual Objectives) STIP awards:

Position	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
CEO (1)	75	123	92	436,900
CFO (2)	35	129	45	135,100
COO (3)	35	N/A	N/A	N/A
VP, Operations	30	131	39	129,540
VP, Social Responsibility	25	119	30	50,500
VP, Technical Services (4)	25	N/A	N/A	N/A

Notes:

(1)	Mr. Bannantine agreed to receive RSUs in lieu of cash for 100% of his 2018 STIP.
(2)	Mr. Zadra agreed to receive RSUs in lieu of cash for 50% of his 2018 STIP.
(3)	Mr. Soltani resigned as COO effective May 31, 2018, however he continued to provide services as a technical service consultant for several months following his resignation. He was not eligible for the STIP award as he was not employed in the position of COO at the time of the STIP payment, a condition of a STIP award.
(4)	The VP, Technical Services employment ended effective February 4, 2019, prior to the 2018 STIP payment in March 2019.

Long-term Incentive Plan

The Company’s LTIP is governed by two Shareholder-approved equity-based compensation plans ‒ the Amended and Restated Stock Option Plan (the "2016 Option Plan"), which was approved by Shareholders on June 9, 2016, and the Omnibus Incentive Plan (the "Omnibus Plan") which was approved by Shareholder in June 8, 2017. Since the approval of the Omnibus Plan, no new awards have been granted under the 2016 Option Plan nor will there be in the future.

The LTIP component of compensation is intended to align the interest of the executive with those of the Shareholders by tying compensation to share price performance and to assist in the retention of talented executives through long-term vesting schedules. The HRCC reviews the CEO’s recommendations in respect of LTIP awards and makes its own recommendations to the Board. LTIP awards are awarded according to the specific level of responsibility of the particular executive. When new grants or awards are made, previous grants and awards are also taken into consideration to ensure that the overall grants and awards are fair in relation to those of other employees and executives and within the range of awards in similar companies in the mining industry. The number of outstanding options and RSUs is also considered by the HRCC when determining the number of options and RSUs to be granted and awarded in any particular year. Great Panther typically splits the annual LTIP award to executives and senior management into two separate awards: one at mid-year and one close to the end of year. This is done to take into account the volatility of metal prices throughout the year which impacts Great Panther’s share price, and therefore the values used to compute these awards. This also allows for the Board to consider the performance of the Company and individual executives and senior management at different times during the year and adjust grant levels accordingly.

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Details of the options granted to NEOs during 2018 are provided in the table below:

NEO	Grant Date	Number options granted (#) (1) (2)	Exercise Price ($)	Grant Date Fair Value of options ($)	Expiration Date
CEO	February 2, 2018	38,000	1.57	25,085	February 2, 2023
	June 15, 2018	144,000	1.60	95,559	June 15, 2023
CFO	February 2, 2018	67,000	1.57	44,228	February 2, 2023
	June 15, 2018	242,000	1.60	160,591	June 15, 2023
COO	February 2, 2018	82,000	1.57	54,130	February 2, 2023
VP, Operations	February 2, 2018	22,000	1.57	14,523	February 2, 2023
	February 2, 2018 (3)	149,000	1.57	98,359	February 2, 2023
	June 15, 2018	43,000	1.60	28,535	June 15, 2023
VP, Social Responsibility	February 2, 2018	8,000	1.57	5,281	February 2, 2023
	June 15, 2018	40,000	1.60	26,544	June 15, 2023
VP, Technical Services	February 2, 2018	10,000	1.57	6,601	February 2, 2023
	June 15, 2018	29,000	1.60	19,244	June 15, 2023

Notes:

(1)	Options granted on February 2, 2018 to all of the NEOs vest 1/6 each on June 7, 2018; December 7, 2018; June 7, 2019; December 7, 2019; June 7, 2020; and December 7, 2020, with the exception of the new hire award noted below.
(2)	Options granted on June 15, 2018 to all of the NEOs vest 1/6 each on December 15, 2018; June 15, 2019; December 15, 2019; June 15, 2020; December 15, 2020; and June 15, 2021.
(3)	The VP, Operations received a one-time new hire award of 149,000 options on February 2, 2018 that vest 1/3 on December 7, 2018; and then 1/6 each on February 2, 2019; August 2, 2019; February 2, 2020; and August 2, 2020.

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Details of the RSUs awarded to NEOs during 2018 are provided in the table below:

NEO	Award Date	Number of RSUs Awarded (#) (3) (4)	Market Value of Securities Underlying RSUs on the Date of Grant ($) (1) (2)	Fair Value of RSUs Awarded ($)
CEO	February 2, 2018	16,600	1.61	26,726
	June 15, 2018	52,900	1.60	84,640
CFO	February 2, 2018	29,300	1.61	47,173
	June 15, 2018	89,100	1.60	142,560
COO	February 2, 2018	36,100	1.61	58,121
	June 15, 2018	30,000	1.60	48,000
VP, Operations	February 2, 2018	9,700	1.61	15,617
	February 2, 2018(5)	65,900	1.61	106,099
	June 15, 2018	15,800	1.60	25,280
VP, Social Responsibility	February 2, 2018	3,600	1.61	5,796
	June 15, 2018	14,600	1.60	23,360
VP, Technical Services	February 2, 2018	4,500	1.61	7,245
	June 15, 2018	10,500	1.60	16,800

Notes:

(1)	Equity value of RSUs of $1.61 for the February 2, 2018 grant was established using a 10-day volume weighted average share price up to and including January 30, 2018.
(2)	Equity value of RSUs of C$1.60 for the June 15, 2018 grant was established using 10-day volume weighted average share price up to and including June 8, 2018.
(3)	RSUs granted on February 2, 2018 to all of the NEOs vest 1/3 each on December 7, 2018; December 7, 2019; and December 7, 2020.
(4)	RSUs granted on June 15, 2018 to all of the NEOs vest 1/6 each on December 15, 2018; June 15, 2019; December 15, 2019; June 15, 2020; December 15, 2020; and June 15, 2021.
(5)	The VP, Operations received a one-time new hire award of 65,900 RSUs on February 2, 2018 that vests 1/3 each on December 7, 2018; December 7, 2019; and December 7, 2020.

For a detailed discussion of the 2016 Option Plan and the Omnibus Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefit allowance, and retirement savings plan benefits. The supplemental benefit allowance reimburses employees, up to a maximum, for public transportation to and from work, parking (with applicable limits), gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides Shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a cellular telephone and commuting expenses.

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Compensation Governance

The HRCC consists of Messrs. Jennings (Chair), Garnett, and Mullin, all of whom are Independent Directors. The Board is satisfied that each member has the skills and experience to carry out the Mandate of the HRCC. The HRCC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Practice Lead, director and Executive Search Advisor with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has over three decades of experience serving on boards and committees of for profit and not-for-profit organizations. Mr. Garnett has 40 years’ experience serving on boards and committees in a broad range of industries. He also holds a Chartered Professional Accountant designation and an ICD.D certification from the Institute of Corporate Directors. Mr. Garnett was a Commissioner of the Financial Institutions Commission (“FICOM”) from May 2012 to June 2018, an agency of the provincial government which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation. The experience of the HRCC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The HRCC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the HRCC carefully considers whether the design and structure of compensation plans and related performance criteria provide appropriate incentives without creating undue risks.

Due to the size of the Company and the current level of the Company’s activity, the HRCC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the HRCC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation plan does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing an HRCC comprising only Independent Directors to oversee the executive compensation plan;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Approving and, in some cases, setting performance hurdles and milestones for determining STIP payouts;
•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;
•	Paying performance related incentives only when performance results are known;

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•	Setting maximums on incentive plans; and
•	Use of discretion in adjusting incentive payments up or down as the HRCC deems appropriate and recommends.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2014, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2014 to December 31, 2018. Total CEO Reported and Realizable Compensation are also provided for the period for comparison. Reported Compensation is the total of salary, share-based awards, option-based awards, non-equity plan compensation (STIP and LTIP), and all other compensation granted in the particular year as per the Summary Compensation Table. Realizable Compensation is the total of salary, short-term incentive, other benefits paid in the noted year plus the current in-the-money value of vested and unvested stock option and RSU awards granted in the noted year to the CEO as at the Company’s closing share price on December 31, 2018.

For years 2014 to 2016, CEO compensation presented in the graph is that of the Company’s former CEO, Mr. Archer. For year 2017, the CEO compensation presented includes both Mr. Archer (excluding the one-time retirement allowance and benefits package of $742,500) and the Company’s current CEO, Mr. Bannantine. For year 2018, the CEO compensation presented is that of the Company’s current CEO.

Total Shareholder Return vs CEO Compensation

$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-

	2013	2014	2015	2016	2017	2018
Total Reported Compensation	$618,722	$824,236	$1,032,594	$1,013,943	$1,541,027	$1,169,459
Total Realizable Compensation	$612,890	$546,900	$1,098,555	$637,750	$1,255,266	$1,004,865
S&P/TSX Composite Index	$100.00	$110.72	$101.51	$122.91	$134.09	$122.18
Great Panther Mining Limited	$100.00	$83.33	$83.33	$264.29	$194.05	$115.48
S&P/TSX Global Mining Index	$100.00	$85.17	$60.91	$86.56	$99.27	$93.04

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As discussed in the “Compensation Discussion and Analysis” section of this Information Circular, compensation for the CEO consists of different elements. These include elements that do not directly correlate to the market price of the Company’s common shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and individual objectives and is set subject to a competitive compensation review relative to the Company’s peer group. The Company’s share price is heavily influenced by the price of silver which has seen significant fluctuation in recent years and, in particular, significant declines in 2013 through 2015. The price of silver also declined in 2017 and 2018.

In 2014, the Company expanded its portfolio of producing mines with the commencement of commercial production at the San Ignacio Mine. The Company increased metal production by 12% in terms of silver equivalent ounces; however, the benefit of increased production was offset by significant declines in the silver and gold prices. Despite these, the Company did not achieve its corporate objectives on the free cash flow and production cash cost metrics, which resulted in lower STIP awards than target for the year. For LTIP, an independent review of executive compensation was conducted due to the desire to enhance retention of executives, which resulted in higher LTIP awards being granted to the CEO for the year. However, the 2014 stock option awards had an insignificant impact on the determination of Realizable Compensation as the closing share price as at December 31, 2018 was lower than the exercise price of the stock options granted during the year.

In 2015, there was no increase in the CEO’s base salary as a result of continued declines in silver and gold prices which, in turn, caused significant declines in share prices across the industry. Despite significant declines in metal prices, the Company achieved a 30% increase in production, a 38% decrease in all-in sustaining costs, and exceeded its operational goals and plans. As a result, STIP and LTIP awards granted were higher than target for that year and increased both Reported and Realizable Compensation. Given the closing share price on December 31, 2018, these option awards were in-the-money, which resulted in the Realizable Compensation being higher than the Reported Compensation for the year.

In 2016, there was a significant increase in the Company’s share price; however, under-achievement of corporate objectives resulted in the decrease in STIP awards, which reduced both the Reported and Realizable Compensation. The under-achievement of corporate objectives also resulted in lower LTIP awards, and the LTIP awards in the Reported Compensation increased in value mainly due to the timing of the awards. The 2016 stock option awards had no impact on the determination of Realizable Compensation as the closing share price as at December 31, 2018 was lower than the exercise price of the stock options granted during the year.

During 2017, the Company’s share price was negatively affected by a decline in the silver price and a rebalancing of a major exchange traded fund. The Company introduced RSUs to the pay mix in 2017 to aid in the attraction, motivation and retention of key employees such as the current CEO and to align with market practice. RSUs will act in tandem with stock option grants to align pay with the share price performance of the Company and are considered an additional vehicle to help align pay with performance over the long run. Accordingly, in 2017, both the Reported and Realizable Compensation increased primarily as a result of newly issued RSUs to both Mr. Archer and Mr. Bannantine. Mr. Bannantine’s RSU awards were also significant as he received a one-time new hire award. Additionally, there was strong achievement of corporate objectives which resulted in higher STIP awards for both Mr. Archer and Mr. Bannantine, further increasing the Reported and Realizable Compensation. The strong achievement of corporate objectives also resulted in higher stock option awards, but this only impacted the Reported Compensation, as the 2017 option awards had no impact on the determination of Realizable Compensation due to the closing share price as at December 31, 2018 being the same as the exercise price of the stock options granted during the year.

In 2018, there was no increase in the CEO’s base salary, and silver prices continued to decline while Great Panther experienced mixed operational results, resulting in performance slightly below target (before applying the Adjustment Factor for safety). After applying the Adjustment Factor for safety, the corporate objectives achievement was 18.75% higher than target, which resulted in higher STIP awards for the CEO, increasing both the Reported and Realizable Compensation. The strong achievement of corporate objectives also resulted in higher stock option and RSU awards, but this only impacted the Reported Compensation, as the 2018 option awards had no impact on the determination of Realizable Compensation due to the closing share price as at December 31, 2018 being lower than the exercise price of the stock options granted during the year. As demonstrated in the graph above, the decline in Great Panther’s share price aligns with the lower Realizable Compensation for 2018 when compared to the Reported Compensation. Overall, Realizable Compensation has generally aligned with the share price performance of Great Panther over the past five years.

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Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the NEOs during the financial years ended December 31, 2018, 2017 and 2016:

Name and current principal position	Year	Salary ($)	Share- based awards ($) (1)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compensation ($) (4)	Total ($)
					Short-term incentive plans (3)	Long-term incentive plans
James M. (Jim) Bannantine, (5) President & CEO	2018	475,000	111,366	120,643	436,900	-	25,550	1,169,459
	2017	178,352	356,233	-	164,700	-	19,325	718,610
	2016	-	-	-	-	-	-	-
Jim A. Zadra, (6) CFO & Corporate Secretary	2018	300,000	189,733	204,820	135,100	-	20,089	849,742
	2017	300,000	57,915	66,126	133,800	-	16,485	565,638
	2016	285,000	-	224,942	78,000	-	14,250	602,192
Ali Soltani, (7) COO	2018	167,490	58,121	54,130	-	-	13,511	293,252
	2017	402,566	77,220	88,400	169,857	-	15,105	741,565
	2016	387,520	-	289,725	92,740	-	37,924	807,909
Brian Peer, (8) VP, Operations	2018	313,098	146,996	141,416	129,540	-	9,768	740,818
	2017	110,349	-	-	31,900	-	3,219	145,468
	2016	-	-	-	-	-	-	-
Mariana Fregonese,(9) VP, Social Responsibility	2018	170,000	29,156	31,825	50,500	-	14,814	296,295
	2017	156,000	12,540	14,490	37,400	-	6,262	226,692
	2016	150,000	-	25,672	17,300	-	5,405	198,377
Samuel Mah,(10) VP, Technical Services	2018	215,000	24,045	25,846	-	-	16,816	281,707
	2017	161,250	32,175	36,891	41,200	-	6,929	273,619
	2016	-	-	-	-	-	-	-

Notes:

(1)	Share-based awards represent the fair value of RSUs awarded. An equity value of RSUs of $1.61 for the February 2, 2018 grant was established using a 10-day volume weighted average share price up to and including January 30, 2018. An equity value of RSUs of C$1.60 for the June 15, 2018 grant was established using 10-day volume weighted average share price up to and including June 8, 2018.
(2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology, consistent with the values used in the Company’s financial statements. The June 15, 2018 grants were valued using the following assumptions: exercise price of $1.60; risk free rate of return of 1.95%; volatility estimate of 61%; expected life (years) of 2.9; dividend rate of nil; per option value of $0.66. The February 2, 2018 grants were valued using the following assumptions: exercise price of $1.57; risk free rate of return of 1.96%; volatility estimate of 63%; expected life (years) of 2.8; dividend rate of nil; per option value of $0.66. The June 9, 2017 grants were valued using the following assumptions: exercise price of $1.63; risk free rate of return of 0.79%; volatility estimate of 68%; expected life (years) of 2.6; dividend rate of nil; per option value of $0.69. The December 28, 2016 grants were valued using the following assumptions: exercise price of $2.16; risk free rate of return of 0.84%; volatility estimate of 71%; expected life (years) of 2.7; dividend rate of nil; per option value of $0.96. The June 10, 2016 grants were valued using the following assumptions: exercise price of $2.19; risk free rate of return of 0.51%; volatility estimate of 73%; expected life (years) of 2.6; dividend rate of nil; per option value of $0.98.
(3)	The 2018 STIP was paid in 2019 (with the exception of Mr. Bannantine and Mr. Zadra); the 2017 STIP was paid in 2018, and the 2016 STIP was paid in 2017.
(4)	Other compensation consists substantially of retirement plan benefits.
(5)	Mr. Bannantine was appointed CEO on August 16, 2017. The amount shown in the “short-term incentive plan” column represents Mr. Bannantine’s 2018 STIP award which Mr. Bannantine agreed to receive 100% in RSUs in lieu of cash.
(6)	Amount shown in the “short-term incentive plan” column for Mr. Zadra represents his 2018 STIP award which Mr. Zadra agreed to receive 50% in cash and 50% in RSUs in lieu of cash.
(7)	Mr. Soltani’s base salary was US$310,000 and was contracted and paid in US dollars. For the purposes of this disclosure, it has been converted to Canadian dollars at an average exchange rate of US$1.00 = $1.2967 for 2018; US$1.00 = $1.2986 for 2017; and US$1.00 = $1.3249 for 2016. Mr. Soltani resigned as COO effective May 31, 2018, however he continued as a technical service consultant. Due to his departure, Mr. Soltani did not receive any amount under the 2018 STIP.

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(8)	Mr. Peer was appointed VP, Operations on August 20, 2017. His base salary is contracted and paid in US dollars at a rate of US$230,000 per annum from August 20, 2017 to July 15, 2018 at which time it was increased to US$255,000 per annum. For the purposes of this disclosure, it has been converted to Canadian dollars at an average exchange rate of US$1.00 = $1.2967 for 2018; and US$1.00 = $1.2986 for 2017.
(9)	Ms. Fregonese was appointed VP, Social Responsibility on January 1, 2018. Prior to that, she held the position of Director, Corporate Communications & Sustainability.
(10)	Mr. Mah departed from the Company on February 4, 2019 and, as such, was not eligible for the 2018 STIP.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2018, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($) (3)
James M. (Jim) Bannantine	38,000 144,000	1.57 1.60	02-feb-23 15-Jun-23	Nil Nil	206,417	200,224	13,920
Jim A. Zadra	261,000 561,000 214,000 82,000 (2) 146,000 86,000 95,000 67,000 242,000	1.31 0.65 0.71 0.71 2.19 2.16 1.63 1.57 1.60	27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09-Jun-22 02-feb-23 15-Jun-23	Nil 179,520 55,640 21,320 Nil Nil Nil Nil Nil	111,333	107,993	29,553

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($) (3)
Ali Soltani (4)	250,000 200,000 231,667 107,000 (2) 119,333 60,000 42,333 13,667	0.86 0.65 0.71 0.71 2.19 2.16 1.63 1.57	09-Feb-19 09-Feb-19 09-Feb-19 09-Feb-19 09-Feb-19 09-Feb-19 09-Feb-19 09-Feb-19	27,500 64,000 60,233 27,820 Nil Nil Nil Nil	Nil	Nil	Nil
Brian Peer	171,000 43,000	1.57 1.60	02-feb-23 15-Jun-23	Nil Nil	63,567	61,660	26,998
Mariana Fregonese	1,250 60,000 75,000 24,000 11,000 (2) 16,400 10,000 21,000 8,000 40,000	2.00 1.31 0.65 0.71 0.71 2.19 2.16 1.63 1.57 1.60	20-Jan-19 27-Jun-19 05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09-Jun-22 02-feb-23 15-Jun-23	Nil Nil 24,000 6,240 2,860 Nil Nil Nil Nil Nil	18,367	17,816	4,753
Samuel Mah	53,000 10,000 29,000	1.63 1.57 1.60	09-Jun-22 02-feb-23 15-Jun-23	Nil Nil Nil	21,500	20,855	6,305

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2018, which was $0.97 per share.
(2)	On December 11, 2015, the NEOs that were with the Company on that date were granted options in consideration of a reduction in their 2015 STIP payment. These options vested immediately on the date of grant.
(3)	These represent the value of RSUs which had vested prior to, but had not been paid out as of, December 31, 2018 as the Company’s NEOs were under a trading black-out at the time of vesting. These RSUs were paid out subsequent to year end, on March 8, 2019 when the black-out was lifted.
(4)	Mr. Soltani resigned as COO effective May 31, 2018, however he continued as a technical service consultant for several months following his resignation. The expiration date of the options he received as a COO was therefore amended to February 9, 2019.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2018 for each NEO:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
James M. (Jim) Bannantine	63	139,802	436,900
Jim A. Zadra	121,528	55,207	135,100
Ali Soltani	72,707	56,311	Nil
Brian Peer	37	40,366	129,540
Mariana Fregonese	15,523	11,011	50,500
Samuel Mah	17	19,653	Nil

Note:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on their vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.
(2)	This amount is based on the aggregate dollar value that was realized at the time the vested share-based awards were settled. It was computed using the closing price of the Company’s Common Shares on the TSX on the settlement date.

See the “Securities Authorized under Equity Compensation Plans” section of this Information Circular for further information on the Company’s 2016 Option Plan and the Omnibus Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with, retirement.

Retirement Plan Benefits

The executives are eligible to participate in the Company’s matching retirement benefits plan, which was implemented on January 1, 2012 and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary, or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company-paid contributions totaling $68,771 in 2018.

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

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In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

Employment Agreement - James M. (Jim) Bannantine

The Company entered into an Employment Agreement with Mr. Bannantine effective August 16, 2017 (the “Bannantine Agreement”) for the role of President and Chief Executive Officer of the Company.

Under the Bannantine Agreement, the Company may terminate Mr. Bannantine’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Bannantine’s employment without cause, and without further obligation, by providing notice, or cash payment in lieu of notice equal to the greater of eighteen months’ salary or twelve months’ salary plus the average of any performance STIP awarded in the previous two-year period, provided that such payment does not exceed the equivalent of twenty-four months’ salary, or a combination of notice and payment, as determined by the Company.

In the event of a change of control of the Company, Mr. Bannantine is entitled to receive from the Company a payment equivalent to the termination without cause payment described above plus six months’ salary, provided that such payment does not exceed the equivalent of twenty-four months’ salary.

Employment Agreement - Jim A. Zadra

The Company entered into an Employment Agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an Amending Agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer and Corporate Secretary of the Company.

Under the Zadra Agreements, the Company may terminate Mr. Zadra’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period, and the equivalent of two years of other compensation, if any.

In the event of a change of control of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two-year period.

Employment Agreement - Ali Soltani

The Company entered into an employment agreement with Mr. Soltani on September 1, 2014 and he was employed as the Chief Operating Officer of the Company until his resignation effective May 31, 2018.

Employment Agreement - Brian G. Peer

The Company’s subsidiary, Minera de Villa Seca, S.A. de C.V. in Mexico, entered into an employment agreement with Mr. Peer effective on August 20, 2017 (the “Peer Agreement”) for the position of Vice President of Operations.

Under the terms of the Peer Agreement, the Company may terminate Mr. Peer’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Peer’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, one month's wages or notice; (ii) after twelve months of employment, six month's wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of eighteen months' wages or notice (the “Peer Termination Amount”).

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In the event of a termination associated with a change of control of the Company, Mr. Peer is entitled to receive from the Company a payment equal to the Peer Termination Amount plus an additional six months’ salary, capped at a maximum of eighteen month's salary.

Employment Agreement - Mariana Fregonese

The Company entered into an employment agreement with Ms. Fregonese on September 16, 2007 (the “Fregonese Agreement”).

Under the terms of the Fregonese Agreement, the Company may terminate Ms. Fregonese’s employment for cause, without notice or any payment of any kind. The Company may terminate Ms. Fregonese’s employment without cause, and without further obligation, by providing a termination amount of (i) three weeks’ wages or notice; (ii) after twelve months of employment, six weeks' wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of twelve months' wages or notice (the “Fregonese Termination Amount”).

Employment Agreement - Samuel Mah

The Company entered into an employment agreement with Mr. Mah on March 23, 2017 (the “Mah Agreement”) for the position of Vice President, Corporate Development of the Company. Subsequent to the end of 2018, Mr. Mah’s employment was terminated on February 4, 2019 and he was paid an amount prescribed under the terms of the Mah Agreement.

Incremental Payments

The Company does not have any pre-established accelerated vesting of share-based compensation that would be applicable on (i) termination without cause or (ii) termination without cause or resignation within twelve months following a change of control. Accelerated vesting would be considered on a case-by-case basis and more likely in the case of a change of control to facilitate and encourage a transaction in the best interests of Shareholders.

Following the employment agreements terms of Messrs. Bannantine, Zadra, Peer and Mah, and Ms. Fregonese, if an event of termination without cause occurred on December 31, 2018, they would each be entitled to the following:

NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
James M. (Jim) Bannantine President & CEO	Salary	712,550	950,000
Jim A. Zadra CFO & Corporate Secretary	Salary	450,000	600,000
	Annual Performance-Based Cash Incentive	211,800	211,800
	Benefits (1)	42,454	42,454
Brian Peer VP, Operations	Salary	166,100	322,600

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NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
Samuel Mah VP, Corporate Development	Salary	31,300	138,800
Mariana Fregonese VP, Social Responsibility	Salary	170,000	170,000

Notes:

(1)	Mr. Zadra would be entitled to two years’ benefits. The annual benefits amount consists of $15,000 in retirement plan benefits and $6,227 in other benefits.
(2)	Mr. Peer is paid in US dollars. These amounts are expressed in Canadian dollars as at December 31, 2018 at an exchange rate of US$1.00=$1.2967.

Director Compensation

During 2018, Directors were compensated as follows:

Fee Type	Amount ($)
Board Chair annual retainer	45,000
Board Member annual retainer	45,000
Audit Committee Chair annual retainer	15,000
Audit Committee Member annual retainer	7,500
HRCC Chair annual retainer	10,000
HRCC Member annual retainer	5,000
SHEC/ NCGC Chair annual retainer	6,000
SHEC/ NCGC Member annual retainer	3,000
Special Committee Chair - Project Blue (1)	25,000
Special Committee Member - Project Blue (2)	12,500
Special Committee Chair - Beadell Acquisition (3)	30,000
Special Committee Member - Beadell Acquisition (4)	10,000
Per diem allowance for travel within British Columbia	500
Per diem allowance for travel outside of British Columbia	1,000

Notes:

(1)	Mr. Jennings was appointed chair of the Special Committee - Project Blue on December 15, 2017.
(2)	Mr. Mullin and Ms. Rees were appointed members of the Special Committee - Project Blue on December 7, 2017.
(3)	Mr. Mason was appointed chair of the Special Committee - Beadell Acquisition on July 31, 2018.
(4)	Mr. Jennings and Ms. Rees were appointed members of the Special Committee - Beadell Acquisition on July 31, 2018.

In 2017, the Board adopted a policy of awarding equity-based compensation only in the form of DSUs awards to Independent Directors and Mr. Archer to align Director compensation with preferred practices. The following table provides information concerning the DSUs awarded to Directors in 2018.

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Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
R.W. (Bob) Garnett (1)	February 2, 2018	16,800	1.61	27,048
	June 15, 2018	53,400	1.60	85,440
Robert A. Archer	February 2, 2018	2,100	1.61	3,381
	June 15, 2018	6,700	1.60	10,720
John Jennings	February 2, 2018	8,400	1.61	13,524
	June 15, 2018	26,700	1.60	42,720
W.J. (James) Mullin	February 2, 2018	8,400	1.61	13,524
	June 15, 2018	26,700	1.60	42,720
Elise Rees	February 2, 2018	6,100	1.61	9,821
	June 15, 2018	19,300	1.60	30,880
Kenneth W. Major (2)	February 2, 2018	8,400	1.61	13,524

Notes:

(1)	As Chair of the Board, Mr. Garnett receives a larger DSU grant than other Directors.
(2)	On February 22, 2018, the Company announced the passing of Mr. Ken Major, a director of the Company.

The following provides the RSUs awarded to Directors in 2018.

Name	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($)	Fair Value of RSUs Awarded ($)
Jeffrey R. Mason (1)	February 2, 2018	8,400	1.61	13,524
	June 15, 2018	27,600	1.60	44,160

Notes:

(1)	Mr. Mason was eligible for RSU awards as he served as an advisor prior to his re-appointment as Director of the Company on June 7, 2018.

The compensation earned by Directors of the Company’s most recently completed financial year of December 31, 2018, is as follows:

Name	Fees earned ($)	Share-based awards (1) (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($) (3)	Total ($)
R.W. (Bob) Garnett	105,500	112,488	Nil	Nil	Nil	1,890	219,878
Robert A. Archer	65,875	14,101	Nil	Nil	Nil	3,590	83,566
John Jennings	98,802	56,244	Nil	Nil	Nil	971	156,017
W.J. (James) Mullin	79,488	56,244	Nil	Nil	Nil	431	136,163

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Name	Fees earned ($)	Share-based awards (1) (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($) (3)	Total ($)
Elise Rees	84,198	40,701	Nil	Nil	Nil	1,539	126,438
Jeffrey R. Mason (4)	64,806	57,684	Nil	Nil	Nil	Nil	122,490
Kenneth W. Major (5)	10,715	13,524	Nil	Nil	Nil	Nil	24,239
James M. (Jim) Bannantine (6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Consists of DSUs for all Directors other than Mr. Mason, who received RSUs for his service as an advisor in 2018.
(2)	An equity value of $1.61 for the February 2, 2018 grant was established using a 10-day volume weighted average share price up to and including January 30, 2018. An equity value of RSUs of C$1.60 for the June 15, 2018 grant was established using 10-day volume weighted average share price up to and including June 8, 2018. The DSUs vest upon grant but are not settled until a Director ceases to be a Director of the Company.
(3)	Primarily relates to the benefit of a health care allowance account.
(4)	From January 1, 2018 to June 7, 2018, Mr. Mason served as an advisor to the Company and the Board. Mr. Mason was re-appointed as a Director of the Company on June 7, 2018. The RSUs awarded to him on June 15, 2018 were in respect of service prior to his re-appointment as a Director. He will receive DSUs for service as a Director.
(5)	On February 22, 2018, the Company announced the passing of Mr. Ken Major, a director of the Company.
(6)	Mr. Bannantine did not receive any compensation in his capacity as a Director of the Company. For Mr. Bannantine’s compensation as President & CEO, see page 48 of this information circular.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2018:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
R.W. (Bob) Garnett	38,000 15,000 30,000 62,000 30,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	Nil 4,800 7,800 Nil Nil	Nil	Nil	68,094
Robert A. Archer	430,000 649,000 514,000 244,000 144,000 158,000	1.31 0.65 0.71 2.19 2.16 1.63	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21 6-Jun-22	Nil 207,680 133,640 Nil Nil Nil	Nil	Nil	8,536

56

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
John Jennings	29,333 62,500 33,333 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	Nil 20,000 8,666 Nil Nil	Nil	Nil	34,047
W.J. (James) Mullin	88,000 125,000 50,000 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	Nil 40,000 13,000 Nil Nil	Nil	Nil	34,047
Elise Rees	Nil	n/a	n/a	n/a	Nil	Nil	24,638
Jeffrey R. Mason (3)	58,667 62,500 33,333 29,000 15,000	1.31 0.65 0.71 2.19 2.16	27-Jun-19 5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	Nil Nil Nil 20,000 8,666	31,400	34,338	12,610
Kenneth W. Major	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The value of unexercised “in-the-money” options at the financial year-end is the difference between the option exercise price and the market value of the underlying Common Shares on the TSX on December 31, 2018. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2018, which was $0.97 per share.
(2)	The market or pay-out value of vested share-based awards not paid out or distributed was calculated using the market value of the underlying Common Shares on the TSX on December 31, 2018. The market value is the closing price of the Company’s Common Shares on the TSX on December 31, 2018, which was $0.97 per share.
(3)	From January 1, 2018 to June 7, 2018, Mr. Mason served as an advisor to the Company and the Board. Mr. Mason was re-appointed as a Director of the Company on June 7, 2018.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2018, for Directors who are not NEOs of the Company:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($)	Non-equity incentive plan compensation: Value earned during the year ($)
R.W. (Bob) Garnett	39,558	107,604	Nil
Robert A. Archer	174,684	36,420	Nil
John Jennings	27,417	53,802	Nil
W.J. (James) Mullin	27,417	53,802	Nil

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Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($)	Non-equity incentive plan compensation: Value earned during the year ($)
Elise Rees	Nil	38,933	Nil
Jeffrey R. Mason (2)	27,417	19,768	Nil
Kenneth W. Major (3)	30,875	12,684	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his or her awards that vested in 2018 on the date of such vesting.
(2)	From January 1, 2018 to June 7, 2018, Mr. Mason served as an advisor to the Company and the Board. Mr. Mason was re-appointed as a Director of the Company on June 7, 2018.
(3)	Mr. Major’s options, which were vested at the time of his passing on February 21, 2018, expired 180 days after this date in accordance with the terms of the 2016 Option Plan and Omnibus Plan.

Stock Option Overhang, Dilution and Burn Rates

The Company provides the following disclosure required under Section 613 of the TSX Company Manual.

	2018		2017		2016
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang	16,013,367	8.97 (1)	15,393,675	8.25 (1)	13,654,771	7.37 (1)
Dilution	9,306,665	5.21 (2)	8,802,981	4.72 (2)	9,049,151	4.88 (2)
Burn Rate	2,578,200	1.50 (3)	1,666,800	0.97 (3)	2,037,900	1.32 (3)

Notes:

(1)	The total number of Common Shares reserved for issuance to employees, less the number of options redeemed, and RSUs and DSUs settled, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(2)	The total number of options, RSUs and DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(3)	The number of options, RSUs and DSUs granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year on a diluted basis.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has two equity compensation plans currently in place: (i) the Omnibus Plan, which was approved by the Shareholders on June 8, 2017 and (ii) the 2016 Option Plan. All equity awards since the approval of the Omnibus Plan have been made under the Omnibus Plan and it will continue to be the basis for future awards. The 2016 Option Plan governs only options currently outstanding which were in the past granted under the 2016 Option Plan, and which continue to be governed by its terms until the earlier of their exercise or expiry. All capitalized terms in this section have the meaning assigned to them in their respective plans unless otherwise specified herein.

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Equity Incentive Plans

Omnibus Plan

The Omnibus Plan was approved by the Shareholders on June 8, 2017. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

Purpose

The purpose of the Omnibus Plan is:

(i)	to increase the interest in the Company’s welfare of those employees, officers, Directors and consultants (who are considered Eligible Participants under the Omnibus Plan), who share responsibility for the management, growth and protection of the business of the Company or a subsidiary of the Company;
(ii)	to provide an incentive to such Eligible Participants to continue their services for the Company or a subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success, image, reputation or activities;
(iii)	to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and
(iv)	to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

Eligible Participants. “Eligible Participants” are defined as any employee, Executive Officer, Director, or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that consultants are not eligible to receive DSUs.

Award Types. Under the Omnibus Plan the Company may issue RSUs, Performance-Based RSUs and DSUs, each an “Award”. For the purposes of share counting, each Common Shares subject to a RSU or DSU award is counted as reserving two Common Shares, and each Common Shares subject to an option is counted as reserving one Common Shares.

Number of Shares Issuable. The maximum number of Common Shares of the Company available for issuance under the Omnibus Plan will not exceed 10% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under the 2016 Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan. As of May 7, 2019, the Company had 7,684,264 options outstanding under the 2016 Option Plan and the Omnibus Plan, combined, and a further 2,669,600 Common Shares had been reserved for issuance under the Omnibus Plan pursuant to the issuance of 413,400 DSUs and 921,400 RSUs (counting RSUs and DSUs as two Common Shares for every one RSU or DSU granted under the Omnibus Plan for reserve purposes), for an aggregate of 10,353,864 Common Shares. Accordingly, the Company has 17,506,555 Common Shares available for issuance under the Omnibus Plan.

Limits with Respect to Issue of Grants. The Omnibus Plan provides the following limitations: (i) that the maximum number of Common Shares that may be issuable to Eligible Participants who are Insiders, at any time, under the Omnibus Plan, together with Common Shares reserved under any other proposed or established share-based compensation agreement cannot exceed 10% of the outstanding Common Shares, calculated on a non-diluted basis; (ii) the maximum number of Common Shares that may be issued to Insiders, within any one-year period, cannot exceed 10% of the outstanding Common Shares, calculated on a non-diluted basis; (iii) the maximum number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period cannot exceed 5% in any given year; and (iv) the annual grant of Awards to Non-Employee Directors under the Omnibus Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such similar acceptable methodology), of which no more than $100,000 may comprise the value of options.

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Exercise Price or Settlement. The option exercise price for Common Shares shall be determined and approved by the Board when such option is granted and shall be no less than the Market Value of such Common Shares at the time of the grant. RSUs may be settled for their cash equivalent, for Common Shares or a combination thereof at the Board’s choice.

Vesting. Options, RSUs and DUSs shall follow the vesting criteria assigned to them at the time of their award. RSUs shall be vested on the date on which the Board determines if the Performance Criteria and/or other vesting conditions have been met. DSUs shall follow the vesting rules set by the Board at the time of their award.

Terms of Awards/ Restriction Periods. Options granted under the Omnibus Plan will have a maximum term of ten years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted. RSUs granted under the Omnibus Plan shall have a restriction period determined by the Board but in all cases, it shall end no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which such RSUs were granted occurred. DSUs granted under the Omnibus Plan that are unvested as of the filing date, which will be no later than December 15 of the calendar year when the Eligible Participant filed a Notice of Settlement, due to non-satisfaction of a vesting condition, at the discretion of the Board, or have been waived, shall terminate.

Termination of Exercise Right. Exercise rights under the Omnibus Plan award will terminate, unless otherwise determined by the Board, if an Eligible Participant: (i) voluntarily resigns in which case any unvested Awards are immediately forfeited and any vested Awards remain exercisable for ninety days following the termination date or the expiry date of the Award, whichever happens earlier; (ii) is terminated for cause, all vested and unvested options are immediately terminated and all full value Awards are immediately forfeited on the termination date; (iii) is terminated without cause any vested Options will remain exercisable for ninety days, any unvested options terminate immediately, all RSUs remain outstanding until their vesting determination date and unvested DSUs are terminated as of the termination date; (iv) retires or is terminated due to disability, all full value Awards continue to vest as if a termination not for cause had occurred and any vested options remain exercisable until the earlier of ninety days following its vesting date or its expiry date; (v) is terminated due to death, all full value Awards continue to vest as if a termination not for cause had occurred and vested options remain exercisable until the earlier of six months following the termination date and the expiry date of the option; and (vi) is terminated due to a change of control in the Company, immediately or during a period of twelve months immediately following such event, all unvested Awards shall be considered immediately vested and any vested options remain exercisable until the earlier of ninety days following the termination date or the expiry date of the option.

No Assignment. No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Cashless Exercise. The Board may, in its discretion and at any time, determine to grant an Eligible Participant the alternative of cashless exercise right, whereby the Eligible Participant shall receive without payment of any cash (other than to settle taxes) that number of Common Shares subject to the option under the Omnibus Plan multiplied by the difference between the Market Price on the day immediately prior to the exercise of the cashless exercise right and the Option Exercise Price.

Amendments Requiring Shareholder Approval. The Board shall seek Shareholder approval to: (i) any increases to the maximum number of Common Shares issuable under the Omnibus Plan, except for adjustments made purely to maintain the economic rights of the Eligible Participant; (ii) any reduction in the Option Exercise Price, its cancellation or replacement by an option of lower exercise price; (iii) any extension to expiry dates of an Award or to the restriction period of any RSU beyond their original expiry or restriction dates; (iv) any amendment which increases the maximum number of Common Shares that may be issuable to Insiders at any time or any other proposed or established share compensation arrangement in a one-year period, except for adjustments made purely to maintain the economic rights of the Insider; (v) any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period; (vi) any amendment to the limits on Awards to Non-Employee Directors; (vii) any amendment to the number of Common Shares that may be made issuable pursuant to the grant of options; (viii) any amendment to the definition of an Eligible Participant under the Omnibus Plan; and (ix) any amendment to the amendment provisions of the Omnibus Plan.

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Board Amendments without Shareholder Approval. The Board may suspend, terminate, amend or review the Omnibus Plan without consent of Shareholders or Eligible Participants if such changes: (i) do not adversely alter or impair right of any Eligible Participant without consent, except as permitted in the Omnibus Plan; (ii) are in compliance with applicable law and/or required by the TSX or any other regulatory body having authority over the Company; or (iii) are made to vesting or assignability provisions, have an effect on termination provisions, accelerate exercise dates, are made solely to clarify the meaning of an existing provision or correct an inconsistency, amend provisions regarding the administration of the Omnibus Plan, allow the settlement of Awards with shares not issued from treasury or adopt a claw-back provision.

It is the Company’s intention that once all options outstanding pursuant to the 2016 Option Plan have been exercised, cancelled or expired, that the 2016 Option Plan will expire and no longer be in effect. The incentive plan regime of the Company will then solely be pursuant to the Omnibus Plan.

2016 Option Plan

The 2016 Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons in the success of the Company and its Related Entities; (ii) attracting and retaining qualified Directors, officers, employees and consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The 2016 Option Plan is administered by the Board and provided for the grant of options to Directors, officers, employees or consultants of the Company or a subsidiary of the Company (up until the Omnibus Plan approval). The 2016 Option Plan provides that the number of Common Shares reserved for issue from time to time under the 2016 Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares. The Company decided not to grant any new options under the 2016 Option Plan following the adoption of the Omnibus Plan, see below. It is the Company’s intention that once all options granted pursuant to the 2016 Option Plan are exercised, cancelled or expired, then the 2016 Option Plan will also expire.

Eligible Persons. “Eligible Persons” are defined as any Director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance under the 2016 Option Plan, less the number of Common Shares reserved for issuance under grants and awards under the Omnibus Plan and any other Share Compensation Arrangement of the Company. Upon approval of the Omnibus Plan by the Shareholders in June 2017, the Company decided not to issue any further equity under the 2016 Option Plan and, therefore, as of May 7, 2019, options to purchase an aggregate of 8,142,814 Common Shares (net of cancelled options), representing approximately 4.9% of the issued and outstanding Common Shares, were outstanding under the 2016 Option Plan. Options to purchase an aggregate of 8,634,039 Common Shares, representing approximately 5.1% of the issued and outstanding Common Shares, remained available for issuance under the 2016 Option Plan, the Omnibus Plan and all other Share Compensation Arrangements of the Company.

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Limits with Respect to Issue of Shares. The maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the 2016 Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under 2016 Option Plan and any other Share Compensation Arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination. The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

Exercise Price. The Board will establish the exercise price of the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of grant.

Vesting. Pursuant to the terms of the 2016 Option Plan, the vesting of options is set at the discretion of the Board. The 2016 Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the 2016 Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 40% or more of the voting shares of the Company; (v) as a result of, or in connection, with (a) a contested election of Directors, or (b) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

Term of Options. Options granted under the 2016 Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. If a participant ceases to be an Eligible Person other than by death, each option will cease to be exercisable ninety days after the termination date of the participant. In the event of a participant’s death, any vested option held by the participant at the date of death will be exercisable by the participant’s lawful representatives, heirs or executors until the earlier of six months after the date of death and the date of expiration of the term otherwise applicable to such option.

No Assignment. Subject to the provisions of the 2016 Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and, in lieu of exercise, receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise and the option exercise price.

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Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the 2016 Option Plan:

(a)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the 2016 Option Plan;
(b)	alter or impair any existing options granted to a participant without the consent of the participant;
(c)	materially increase the benefits under the 2016 Option Plan;
(d)	amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the 2016 Option Plan to permit the introduction or re-introduction of Non-Employee Directors on a discretionary basis or amend the 2016 Option Plan to increase limits previously imposed on Non-Employee Director participation;
(e)	amend the 2016 Option Plan to permit options granted under the 2016 Option Plan to be transferrable or assignable other than as set forth in Section 4.6 of the 2016 Option Plan and for normal estate settlement purposes;
(f)	amend the exercise price of any option issued under the 2016 Option Plan where such amendment reduces the exercise price of such option;
(g)	extend the term of any option issued under the 2016 Option Plan beyond the original expiry date; or
(h)	amend Subsection 3.7(a) of the 2016 Option Plan.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require Shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(a)	a decrease in the exercise price of an option granted to an insider;
(b)	the extension of the term of an option granted to an insider; and
(c)	if the 2016 Option Plan could result in the grant to insiders during any twelve-month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments without Shareholder Approval. The 2016 Option Plan may be amended without Shareholder approval for the following:

(a)	Including or changing vesting provisions in the 2016 Option Plan;
(b)	Changing the termination provisions in the 2016 Option Plan which do not entail an extension beyond the original expiry date; and
(c)	Adding a cashless exercise feature, payable in cash or securities.

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring Shareholder or other approval the 2016 Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Expiration of 2016 Option Plan. The Company intends that once all options outstanding pursuant to the 2016 Option Plan have been exercised, cancelled or expired, that the 2016 Option Plan will expire and no longer be in effect. The Company estimates the 2016 Option Plan will no longer be in effect by December 28, 2021.

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Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2018, in relation to the 2016 Option Plan and Omnibus Plan, being the compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by securityholders	8,317,598	$1.27	6,628,769
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	8,317,598	$1.27	6,628,769
Note:
(1)	A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other share compensation arrangements, may be reserved for issuance in aggregate under the 2016 Option Plan and the Omnibus Plan. As at December 31, 2018, the maximum number of Common Shares reserved for issuance under the 2016 Option Plan and the Omnibus Plan, in aggregate, was 16,916,501 Common Shares (being 10% of the 169,165,007 Common Shares then issued and outstanding).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2018, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2018, can be found under the Company’s profile on SEDAR at www.sedar.com. Copies are also available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

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Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2018, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the Board.

DATED at Vancouver, British Columbia on May 16, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett

Chair of the Board and Director

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1-877-452-7184

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416-304-0211

Email: assistance@laurelhill.com

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